UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

POSITIVEID CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

73740J 100
(CUSIP Number)

April 29, 2010
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☑           Rule 13d-1(c)
☐           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Socius CG II, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

2,317,163 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,317,163 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,317,163 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9%

12.	TYPE OF REPORTING PERSON

OO

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1.	NAME OF REPORTING PERSON

Socius Capital Group, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-1051956

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

2,317,163 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,317,163 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,317,163 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9%

12.	TYPE OF REPORTING PERSON

HC

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1.	NAME OF REPORTING PERSON

Terren S. Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

2,317,163 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,317,163 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,317,163 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9%

12.	TYPE OF REPORTING PERSON

IN

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1.	NAME OF REPORTING PERSON

Patricia Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

2,317,163 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,317,163 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,317,163 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9%

12.	TYPE OF REPORTING PERSON

IN

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ITEM 1	(a)	Name of Issuer:

PositiveID Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Socius CG II, Ltd. with respect to shares of common stock, $0.01 par value per share, of the issuer beneficially owned by Socius CG II, Ltd., and by Socius Capital Group, LLC, Terren S. Peizer and Patricia Peizer with respect to the shares beneficially owned by Socius CG II, Ltd.

(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of Socius CG II, Ltd. is:
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The address of the principal business office of Socius Capital Group, LLC, Mr. Peizer and Ms. Peizer is:
11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

(c)	Citizenship:

Socius CG II, Ltd. is a Bermuda exempted company.
Socius Capital Group, LLC is a Delaware limited liability company.
Mr. Peizer and Ms. Peizer are United States citizens.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

(e)	CUSIP NUMBER:

73740J 100

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐	a.	Broker or dealer registered under Section 15 of the Exchange Act.
☐	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
☐	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	d.	Investment company registered under Section 8 of the Investment Company Act.
☐	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
☐	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
☐	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
☐	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
☐	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
☐	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See item 9 of cover pages.

(b)	Percent of class: See item 11 of cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

600,746 shares of common stock were obtained upon the exercise by Socius CG II, Ltd. (“Socius CG”) on April 29, 2010 of its right to purchase such shares under a Warrant to Purchase Common Stock, dated April 29, 2010, issued pursuant to a Stock Purchase Agreement (“Agreement”), dated April 28, 2010, between Socius CG and the issuer.  1,716,417 shares of common stock were obtained upon the exercise by the issuer on April 29, 2010 of its right under the Agreement to cause Socius CG to purchase such shares.  Under the Agreement, the issuer (subject to a contractual 9.99% ownership limitation for Socius CG and its affiliates) may cause Socius CG to purchase additional shares of common stock and may issue to Socius CG additional warrants to purchase additional shares of common stock.  Socius Capital Group, LLC (“Socius Capital”) owns 230 shares of redeemable non-convertible Series B Preferred Stock pursuant to a Preferred Stock Purchase Agreement, dated April 28, 2010, between the issuer and Socius Capital.

For purposes of calculating the percent of class, the reporting persons have assumed that there were a total of 25,955,071 shares of common stock outstanding immediately subsequent to the issuance of the shares to Socius CG such that 2,317,163 shares of common stock, plus additional shares of common stock that may be obtained, subject to limitations, within 60 days upon the issuer causing Socius CG to purchase of additional shares of common stock or upon the exercise of additional warrants by Socius CG as described above, represent approximately 9.9% of the class subsequent to such issuance.

Other than as describe above, Socius Capital directly owns no shares of the issuer.  Mr. Peizer and Ms. Peizer directly own no shares of the issuer.  Mr. Peizer is the sole Managing Director of Socius CG and Socius Capital. Ms. Peizer is the sole ultimate beneficial owner of Socius CG.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Socius Capital, Mr. Peizer and/or Ms. Peizer may be deemed to beneficially own and/or control the shares owned by Socius CG.  Socius Capital and Mr. Peizer disclaim beneficial ownership, and Ms. Peizer disclaims control, of any of the securities covered by this statement.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:    ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

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ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOCIUS CG II, LTD.

Date: April 29, 2010	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

SOCIUS CAPITAL GROUP, LLC

Date: April 29, 2010	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Date: April 29, 2010	/s/ Terren S. Peizer
Terren S. Peizer

Date: April 29, 2010	/s/ Patricia Peizer
Patricia Peizer

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EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G

EXHIBIT 2

Joint Filing Agreement among Socius CG II, Ltd., Socius Capital Group, LLC, Terren S. Peizer and Patricia Peizer

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